Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

		Three months ended June 30		Six months ended June 30
		2003	2002	2003	2002
STATEMENT OF INCOME DATA
Revenue from vessels		$64,490	$29,190	$122,728	$58,046
Revenue from vessels, net		61,522	27,752	117,201	55,140

Voyage expenses		15,611	7,120	29,756	13,575
Vessel operating expenses		11,941	7,432	21,927	14,434
Depreciation		8,116	5,702	15,555	10,947
Amortization of deferred drydocking charges		2,290	808	4,033	2,180
Management fees and G&A expenses		1,489	982	2,933	1,909

Operating income		22,074	5,708	42,996	12,095

Interest and finance costs, net		(3,265)	(3,761)	(6,278)	(5,272)
Interest Income		115	275	209	476
Foreign currency gains (losses)		(115)	(12)	(206)	5
Share of profits of joint-venture		300	—	664	—
Other income/(expense)		(410)	—	(610)	—

Net income		$18,699	$2,210	$36,774	$7,304

Earnings per share, basic		$1.08	$0.13	$2.15	$0.51
Earnings per share, diluted		$1.08	$0.13	$2.14	$0.50
Weighted average number of shares outstanding
Basic		17,256,283	16,978,857	17,132,635	14,379,962
Diluted		17,282,500	17,084,143	17,158,851	14,485,248

BALANCE SHEET DATA		June 30 2003	December 31 2002
Cash and cash equivalents		54,487	39,674

Current assets, including cash		92,847	75,752
Investment in joint-venture		11,258	10,577
Net Fixed Assets (including advances for vessels under construction)		708,768	595,106
Deferred charges		16,298	13,110

Total assets		$829,171	$694,545

Current portion of long-term debt		41,430	30,211

Current liabilities, including current portion of long-term debt		85,007	66,194
Long-term debt, net of current portion		439,527	355,741
Deferred income, net of current portion		4,747	5,166
Total stockholders’ equity		299,890	267,444

Total liabilities and stockholders’ equity		$829,171	$694,545

		Three months ended June 30		Six months ended June 30
OTHER FINANCIAL DATA		2003	2002	2003	2002
Net cash from operating activities		$47,679	$16,260	$29,882	$8,085
Net cash (used in) investing activities		$(126,034)	$(133,494)	$(32,585)	$(84,881)
Net cash from financing activities		$93,168	$121,458	$14,170	$62,546

FLEET DATA
Vessel overhead costs per ship per day		$645	$634	$662	$635
Average number of vessels during period		25.4	17.0	24.5	16.6
Number of vessels at end of period		26.0	18.0	26.0	18.0
Average age of fleet	Years	6.5	8.2	6.5	8.2
Dwt at end of period (in thousands)		2,538.6	1,700.4	2,538.6	1700.4

Time charter employment	Days	888	730	1,643	1,471
Period employment (pool and coa) at market rates	Days	387	435	837	795
Spot voyage employment at market rates	Days	905	285	1,654	610

Total operating days		2,180	1,450	4,134	2,876
Total available days		2,307	1,549	4,432	3,006

TCE per ship per day		$23,282	$16,214	$23,390	$16,573
Net daily revenue per ship per day		$28,227	$19,139	$28,354	$19,172
Operating expenses per ship per day		$5,871	$5,429	$5,638	$5,459
Operating cash flow per ship per day		$13,982	$7,881	$14,086	$8,396

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

		Three Months Ended June 30, 2003
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers
Average number of vessels		1	4	9	6.4	5
Number of vessels at end of period		1	4	9	7	5

Dwt at end of period (in thousands)	Dwt	301.2	657.2	913.7	471.3	195.3
Percentage of total fleet		11.9%	25.9%	36.0%	18.6%	7.7%
Average age at end of period	Years	4.8	0.8	8.0	8.7	15.7

TCE per ship per day		$35,500	32,517	23,099	24,373	11,578

Operating expenses per ship per day		$146	5,482	6,309	5,643	5,708
Operating cash flow per ship per day		$24,541	24,973	13,851	14,293	4,027

		Six Months Ended June 30, 2003
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers
Average number of vessels		1	4	8.9	5.6	5
TCE per ship per day		$35,500	33,896	23,102	22,874	11,564
Operating expenses per ship per day		$161	5,274	6,033	5,647	5,173

Operating cash flow per ship per day		$24,523	26,370	14,603	13,182	3,141

	Second Quarter 2003
Newbuildings and pre-1997 acquired vessels	Newbuildings	Acquired	Combined
Average number of vessels	13.4	12.0	25.4
Percentage of total fleet in dwt	71%	29%	100%
Average age at end of period (years)	2.5	16.2	6.5
Utilization in period	99%	90%	95%
TCE per ship per day	$23,618	$17,533	$23,282
Operating expenses per ship per day	$ 5,729	$6,017	$5,871
Revenue from vessels, net ($ thousand)	$41,318	$20,204	$61,522
Net income—($ thousand)	$15,594	$3,107	$18,701
(Excludes holding and dormant companies)

	First Half 2003
Newbuildings and pre-1997 acquired vessels	Newbuildings	Acquired	Combined
Average number of vessels	12.5	12.0	24.5

Utilization in period	99%	87%	93%

TCE per ship per day	$28,141	$17,614	$23,390
Operating expenses per ship per day	$ 5,529	$5,743	$5,638

Revenue from vessels, net ($ thousand)	$77,438	$39,762	$117,201
Net income—($ thousand)	$30,533	$6,834	$37,366
(Excludes holding and dormant companies)

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997.

Operational cash flow represents net income before interest, depreciation and amortization

TCE represents gross freight revenue less voyage expenses. Commission is not deducted.

TCE rate given for VLCC and one chartered-in Aframax and one chartered in product carrier takes into account notional operating costs.

Pre-1997 Product carriers, in 2003 data, includes 1995 chartered-in vessel